Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2006	2005	2004	2003	2002
Earnings:
Earnings (loss) before income taxes and net earnings in equity affiliates	$1,025	$926	$1,042	$847	$(27)
Plus:
Fixed charges exclusive of capitalized interest	137	129	132	153	168
Amortization of capitalized interest	8	9	10	10	11
Adjustments for equity affiliates	16	20	6	3	6

Total	$1,186	$1,084	$1,190	$1,013	$158

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$83	$81	$90	$107	$128
Rentals - portion representative of interest	54	48	42	46	40

Fixed charges exclusive of capitalized interest	137	129	132	153	168
Capitalized interest	7	5	3	3	5

Total	$144	$134	$135	$156	$173

Ratio of earnings to fixed charges	8.2	8.1	8.8	6.5	—

Deficiency of earnings to fixed charges	$—	$—	$—	$—	$(15)